May 29, 1998

Securities and Exchange Commission
OFICS filer support
Mail stop 0-7, Securities and Exchange Commission Operations Center 6432 General Green Way
Alexandria VA, 22312

RE:  Oppenheimer Champion Income Fund

To:  Securities and Exchange Commission


On behalf of Oppenheimer Champion Income FUnd An electronic filing is hereby made to request withdrawal of a NSAR-A filing (accession Number 820120-98-6) with was transmitted on May 29, 1998. The reason for the request is that the filing was incomplete.
Only a few responses were Updated when creating the answer file, thus an incomplete answer filing was transmitted.
We became aware of this after transmitting.

Any questions regarding this submission should be directed to the undersigned.

Very Truly Yours,

/S/  Robert Turnell

Robert Turnell
Shareholder Reporting Analyst
303-768-4455